Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

		In Millions, Except Ratios
	Six Months
	Ended	Year Ended December 31
	June 30, 2013	2012	2011	2010	2009	2008
Earnings as defined[1]
Pretax income from continuing operations	$432	$736	$734	$688	$456	$562
Exclude equity basis subsidiaries	-	-	-	-	-	-
Fixed charges as defined	137	269	287	296	313	276
Earnings as defined	$569	$1,005	$1,021	$984	$769	$838
Fixed charges as defined[1]
Interest on long-term debt	$119	$232	$251	$246	$250	$229
Estimated interest portion of lease rental	12	21	18	16	17	25
Other interest charges	6	16	18	34	46	22
Fixed charges as defined	137	269	287	296	313	276
Preferred dividends	2	3	3	3	3	3
Combined fixed charges and preferred dividends	$139	$272	$290	$299	$316	$279
Ratio of earnings to fixed charges	4.15	3.74	3.56	3.32	2.46	3.04
Ratio of earnings to combined fixed charges and preferred dividends	4.09	3.69	3.52	3.29	2.43	3.00

NOTES:

1 Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.